Exhibit 99.2

Petro Travel Plaza Holdings LLC

Consolidated Financial Statements

For the Years Ended December 31, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Independent Auditor's Report

To the Members
Petro Travel Plaza Holdings LLC

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Petro Travel Plaza Holdings LLC (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, cash flows and changes in members’ capital for each of the three years in the period ended December 31, 2018, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
 We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
 Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP
We have served as the Company's auditor since 2015.
Cleveland, Ohio
February 25, 2019

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2018	2017
Assets
Current assets:
Cash	$7,489	$7,272
Inventory	2,409	2,427
Due from affiliate, net	1,968	1,011
Other current assets	43	49
Total current assets	11,909	10,759

Property and equipment, net	57,029	56,503
Other noncurrent assets, net	158	173

Total assets	$69,096	$67,435

Liabilities and Members' Capital
Current liabilities:
Accrued expenses and other current liabilities	$2,258	$2,262
Total current liabilities	2,258	2,262

Long term debt, net	15,283	15,279
Other noncurrent liabilities	178	189

Total liabilities	17,719	17,730

Members' capital	51,377	49,705

Total liabilities and members' capital	$69,096	$67,435

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands)

	Year Ended December 31,
	2018	2017	2016
Revenues:
Fuel	$85,871	$73,505	$69,284
Nonfuel	33,212	32,002	31,321
Total revenues	119,083	105,507	100,605

Costs and expenses:
Cost of goods sold (excluding depreciation and amortization):
Fuel	72,658	59,457	54,739
Nonfuel	12,703	12,316	12,199
Total cost of goods sold	85,361	71,773	66,938

Operating expenses	20,870	20,458	18,743
Depreciation and amortization	2,562	2,380	2,140

Total costs and expenses	108,793	94,611	87,821

Operating income	10,290	10,896	12,784

Interest expense, net	618	478	707

Net income and comprehensive income	$9,672	$10,418	$12,077

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net income	$9,672	$10,418	$12,077
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,562	2,380	2,140
Debt issuance costs	4	4	138
Increase (decrease) from changes in:
Inventory	18	(267)	(193)
Other current assets	6	6	16
Due from affiliate, net	(957)	364	(1,422)
Accrued expenses and other current liabilities	(4)	353	137
Other, net	15	(9)	30
Net cash provided by operating activities	11,316	13,249	12,923

Cash flows from investing activities:
Purchases of property and equipment	(3,099)	(2,992)	(5,715)
Net cash used in investing activities	(3,099)	(2,992)	(5,715)

Cash flows from financing activities:
Distributions to members	(8,000)	(12,000)	(7,500)
Repayments of long term debt	—	—	(543)
Payment of debt issuance costs	—	—	(58)
Net cash used in financing activities	(8,000)	(12,000)	(8,101)

Net increase (decrease) in cash	217	(1,743)	(893)
Cash, beginning of period	7,272	9,015	9,908
Cash, end of period	$7,489	$7,272	$9,015

Supplemental cash flow information:
Interest paid during the period	$615	$475	$573

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
(in thousands)

Members' Capital
Balance, December 31, 2015	$46,710
Net income	12,077
Distributions to members	(7,500)
Balance, December 31, 2016	51,287
Net income	10,418
Distributions to members	(12,000)
Balance, December 31, 2017	49,705
Net income	9,672
Distributions to members	(8,000)
Balance, December 31, 2018	$51,377

The accompanying notes are an integral part of these consolidated financial statements.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 AND 2016
(in thousands)

(1)	Summary of Significant Accounting Policies

General Information and Basis of Presentation
Petro Travel Plaza Holdings LLC (the "Company"), a Delaware limited liability company, was formed on October 8, 2008, by Tejon Development Corporation, a California corporation ("Tejon"), and TA Operating LLC, a Delaware limited liability company ("TA"). The Company has two wholly owned subsidiaries: Petro Travel Plaza LLC ("PTP") and East Travel Plaza LLC ("ETP"), each of which is a California limited liability company. The Company's Limited Liability Company Operating Agreement, as amended, ("the Operating Agreement") limits each members' liability to the fullest extent permitted by law. Pursuant to the terms of the Operating Agreement, TA manages the Company's operations and is responsible for the administrative, accounting and tax functions of the Company.
The Company has two travel centers, three convenience stores with retail gasoline stations and one standalone restaurant in Southern California, which we refer to collectively as the locations. One travel center and two convenience stores, owned by PTP, operate under the Petro brand and Goasis brand, respectively, and one travel center and one convenience store owned by ETP, operate under the TravelCenters of America brand and Goasis brand, respectively. The one standalone restaurant, owned by ETP, operates under the Black Bear Diner brand. The travel centers offer a broad range of products and services, including diesel fuel and gasoline, as well as nonfuel products and services such as truck repair and maintenance services, full service restaurants, quick service restaurants ("QSRs") and various customer amenities, such as showers, weigh scales, a truck wash and laundry facilities. The convenience stores offer gasoline as well as a variety of nonfuel products and services, including coffee, groceries, some fresh foods, and, in many stores, a QSR.
The members and their interests in the Company are as follows:

Members
Tejon	60.0%
TA	40.0%
In any fiscal year, the Company's profits or losses and distributions, if any, shall be allocated 60.0% to Tejon and 40.0% to TA pursuant to the terms of the Operating Agreement.
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, PTP and ETP, after eliminating intercompany transactions, profits and balances. The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The Company has evaluated subsequent events through February 25, 2019, which date represents the date the financial statements were available to be issued.
Significant Accounting Policies
Inventory
Inventory is stated at the lower of cost or net realizable value. The Company determines cost principally on the weighted average cost method.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 AND 2016
(in thousands)

Property and Equipment
Property and equipment are recorded at historical cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets. Repairs and maintenance are charged to expense as incurred and amounted to $853, $843 and $848 for the years ended December 31, 2018, 2017 and 2016, respectively. Renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold, replaced or otherwise disposed is removed from the related accounts. Gains or losses on disposal of property and equipment are credited or charged to depreciation and amortization in the accompanying consolidated statements of income and comprehensive income.
Impairment of Long Lived Assets
The Company reviews definite lived assets for indicators of impairment during each reporting period. The Company recognizes impairment charges when (a) the carrying value of a long lived asset or asset group to be held and used in the business is not recoverable and exceeds its fair value and (b) when the carrying value of a long lived asset or asset group to be disposed of exceeds the estimated fair value of the asset less the estimated cost to sell the asset. The Company's estimates of fair value are based on its estimates of likely market participant assumptions, including projected operating results and the discount rate used to measure the present value of projected future cash flows. The Company recognizes such impairment charges in the period during which the circumstances surrounding an asset or asset group to be held and used have changed such that the carrying value is no longer recoverable, or during which a commitment to a plan to dispose of the asset or asset group is made. The Company performs an impairment analysis for substantially all of its property and equipment at the individual site level because that is the lowest level of asset and liability groupings for which the cash flows are largely independent of the cash flows of other assets and liabilities.
Environmental Liabilities and Expenditures
The Company records the expense of remediation charges and penalties when the obligation to remediate is probable and the amount of associated costs is reasonably determinable. The Company includes remediation expenses within operating expenses in the accompanying consolidated statements of income and comprehensive income. Generally, the timing of remediation expense recognized coincides with the completion of a feasibility study or the commitment to a formal plan of action. Accrued liabilities related to environmental matters are recorded on an undiscounted basis because of the uncertainty associated with the timing of the related future payments.
Asset Retirement Obligations
Asset retirement costs are capitalized as part of the cost of the related long lived asset and such costs are allocated to expense using a systematic and rational method. To date, these costs relate to the Company's obligation to remove underground storage tanks used to store fuel and motor oil. The Company records a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long lived asset at the time an underground storage tank is installed. The Company amortizes the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability over the remaining life of the respective underground storage tank. The Company bases the estimated liability on its historical experiences in removing these assets, estimated useful lives, external estimates as to the cost to remove the assets in the future and regulatory or contractual requirements. Revisions to the liability could occur due to changes in estimated removal costs, or asset useful lives or if new regulations regarding the removal of such tanks are enacted. An asset retirement obligation of $178 and $189 has been recorded as a noncurrent liability as of December 31, 2018 and 2017, respectively.
Revenue Recognition
The Company recognizes revenue from the sale of fuel and nonfuel products and services at the time delivery has occurred and services have been performed. See Note 2 for more information about our revenues.
Advertising and Promotion Costs
Costs incurred in connection with advertising and promotions are expensed as incurred. Advertising and promotion expenses, which are included in operating expenses in the accompanying consolidated statements of income and comprehensive income, were $400, $448 and $516 for the years ended December 31, 2018, 2017 and 2016, respectively.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 AND 2016
(in thousands)

Income Taxes
The Company is not subject to federal or state income taxes. Results of operations are allocated to the members in accordance with the provisions of the Operating Agreement and reported by each member on its federal and state income tax returns. The taxable income or loss allocated to the members in any one year generally varies substantially from income or loss for financial reporting purposes due to differences between the periods in which such items are reported for financial reporting and income tax purposes.
Reclassifications
Certain prior year amounts have been reclassified to be consistent with the current year presentation.
Change in Accounting Principles
In May 2014, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which established a comprehensive revenue recognition standard under GAAP for almost all industries. The Company adopted ASU 2014-09 on January 1, 2018, using the full retrospective method, which required that the Company restate its consolidated financial statements for prior year comparative periods. Although the majority of the Company's revenue is initiated at the point of sale and was unaffected by this ASU, the implementation of this ASU affected the accounting for its motor fuel taxes and loyalty program.
Motor Fuel Taxes. Prior to the adoption of ASU 2104-09, motor fuel taxes were included in fuel revenues and fuel cost of goods sold in the consolidated statements of income and comprehensive income. Motor fuel taxes are no longer included in fuel revenues or fuel cost of goods sold, resulting in a decrease in fuel revenues and fuel cost of goods sold of $13,956 and $13,726 for the years ended December 31, 2017 and 2016, respectively.
Loyalty Program. Prior to the adoption of ASU 2014-09, the Company recognized the estimated cost of loyalty awards as a discount against the nonfuel revenues from which the rewards were redeemed. Loyalty awards are now recognized against the revenue that earned the loyalty award, which resulted in a reclassification between fuel and nonfuel revenue of $235 and $139 for the years ended December 31, 2017 and 2016, respectively.
The following table presents the effect of the adoption of the new standard on the Company's consolidated statement of income and comprehensive income for the year ended December 31, 2017.

	As Reported	Adoption of ASU 2014-09	As Adjusted
Revenues:
Fuel	$87,696	$(14,191)	$73,505
Nonfuel	31,767	235	32,002
Total revenues	119,463	(13,956)	105,507

Cost of goods sold (excluding depreciation and amortization):
Fuel	73,413	(13,956)	59,457
Nonfuel	12,316	—	12,316
Total cost of goods sold	85,729	(13,956)	71,773

Net income and comprehensive income	10,418	—	10,418

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 AND 2016
(in thousands)

The following table presents the effect of the adoption of the new standard on the Company's consolidated statement of income and comprehensive income for the year ended December 31, 2016.

	As Reported	Adoption of ASU 2014-09	As Adjusted
Revenues:
Fuel	$83,149	$(13,865)	$69,284
Nonfuel	31,182	139	31,321
Total revenues	114,331	(13,726)	100,605

Cost of goods sold (excluding depreciation and amortization):
Fuel	68,465	(13,726)	54,739
Nonfuel	12,199	—	12,199
Total cost of goods sold	80,664	(13,726)	66,938

Net income and comprehensive income	12,077	—	12,077
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases, which established a comprehensive lease standard under GAAP for virtually all industries. The new standard will apply for annual periods beginning after December 15, 2018, including interim periods therein. Early adoption is permitted. The implementation of this standard is not expected to cause any material changes to the Company's financial statements.

(2)	Revenue
The Company recognizes revenue based on the consideration specified in the contract with the customer, excluding any sales incentives (such as loyalty programs and customer rebates) and amounts collected on behalf of third parties (such as sales and excise taxes). The majority of the Company's revenue is generated at the point of sale in its retail locations.
Fuel Revenues. The Company recognizes fuel revenues and the related costs at the time of sale to customers at its locations. The Company sells diesel fuel and gasoline to its customers at prices that it establishes daily or are indexed to market prices and reset daily. The Company sells diesel fuel under pricing arrangements with certain customers.
Nonfuel Revenues. The Company recognizes nonfuel revenues and the related costs at the time of sale to customers at its locations. The Company sells a variety of nonfuel products and services at stated retail prices in its travel centers and standalone restaurant, as well as through its RoadSquad® program. Truck repair and maintenance goods or services may be sold at discounted pricing under pricing arrangements with certain customers, some of which include rebates payable to the customer after the end of the period.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 AND 2016
(in thousands)

Other. Sales incentives and other promotional activities that the Company recognizes as a reduction to revenue include, but are not limited to, the following:

•
Customer Loyalty Program. The Company offers travel center trucking customers the option to participate in TA's loyalty program. The loyalty program provides customers with the right to earn loyalty awards on qualifying purchases that can be used for discounts on future purchases of goods or services. The Company applies a relative standalone selling price approach to its outstanding loyalty awards whereby a portion of each sale attributable to the loyalty awards earned is deferred and will be recognized as revenue in the category in which the loyalty awards are redeemed upon the redemption or expiration of the loyalty awards. Significant judgment is required to determine the standalone selling price for loyalty awards. Assumptions used in determining the standalone selling price include the historic redemption rate and the use of a weighted average selling price for fuel to calculate the revenue attributable to the loyalty awards.

•
Customer Discounts and Rebates. TA enters into agreements with certain customers on behalf of the Company in which it agrees to provide discounts on fuel and/or truck service purchases, some of which are structured as rebates payable to the customer after the end of the period. The Company recognizes the cost of discounts against, and in the same period as, the revenue that generated the discounts earned.

Disaggregation of Revenue
The Company disaggregates its revenue based on the type of good or service provided to the customer, or by fuel revenues and nonfuel revenues, in its consolidated statements of income and comprehensive income. The Company's locations use similar processes to sell similar products and services.
Contract Liabilities
The Company's contract liabilities, which are presented in its consolidated balance sheets in other current liabilities, primarily include deferred revenue related to TA's rebates payable to customers and other deferred revenues. Contract liabilities were $8 and $6 as of December 31, 2018 and 2017, respectively.

(3)	Inventory
Inventory at December 31, 2018 and 2017, consisted of the following:

	December 31,
	2018	2017
Nonfuel products	$1,989	$1,958
Fuel products	420	469
Total inventory	$2,409	$2,427

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 AND 2016
(in thousands)

(4)	Property and Equipment
Property and equipment, net, as of December 31, 2018 and 2017, consisted of the following:

	Estimated Useful Lives (years)	December 31,
		2018	2017
Land and improvements		$34,943	$34,056
Buildings and improvements	10-40	34,345	33,434
Machinery, equipment and furniture	3-10	14,295	13,429
Construction in progress		959	1,006
		84,542	81,925
Less: accumulated depreciation and amortization		27,513	25,422
Property and equipment, net		$57,029	$56,503
Depreciation expense for the years ended December 31, 2018, 2017 and 2016 was $2,573, $2,372 and $2,128, respectively.

(5)	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of December 31, 2018 and 2017, consisted of the following:

	December 31,
	2018	2017
Self insurance accrual	$825	$998
Taxes payable, other than income taxes	765	785
Accrued capital expenditures	126	—
Accrued utilities	113	102
Accrued interest	29	26
Environmental accrual	21	15
Other	379	336
Total accrued expenses and other current liabilities	$2,258	$2,262

(6)	Long Term Debt, net
Long term debt, net consisted of the following at December 31, 2018 and 2017:

	December 31,
	2018	2017
Note payable to a bank	$15,331	$15,331
Less: debt issuance costs	48	52
Total long term debt, net	$15,283	$15,279

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 AND 2016
(in thousands)

The Company has a credit agreement with a bank that was amended in July 2016 to, among other things, extend the maturity date, with the first minimum principal payment of $447 due in 2021 and $767 due in 2022 and 2023, and decrease the interest rate on the debt to LIBOR plus 1.95%, payable monthly. The credit agreement includes certain financial covenants, with which the Company was in compliance with at December 31, 2018. At December 31, 2018, the interest rate was 4.45%. The Company's weighted average interest rates for the years ended December 31, 2018, 2017 and 2016 were 3.97%, 3.10% and 2.78%, respectively. The debt is secured by the Company's real property.
Debt Issuance Costs
In amending the Company's debt agreement, we incurred $58 of debt issuance costs that have been capitalized and are being amortized to interest expense over the term of the amended debt agreement using the effective interest method. The unamortized debt issuance costs that existed prior to amending the debt agreement were written off to interest expense for the year ended December 31, 2016. Debt issuance costs are presented on the consolidated balance sheets as a reduction of long term debt, net and for the years ended December 31, 2018 and 2017, were $48 and $52, net of accumulated amortization of debt issuance costs of $10 and $6, respectively.

(7)	Related Party Transactions
Pursuant to the terms of the Operating Agreement, TA provides cash management services to PTP, including the collection of accounts receivable. Accounts receivable are periodically transferred to TA for collection and any amounts for which PTP has not received payment from TA are reflected as due from affiliate, net in the accompanying consolidated balance sheets. Amounts due from affiliate, net as of December 31, 2018 and 2017, were $1,968 and $1,011, respectively. Pursuant to the terms of the Operating Agreement, TA manages the locations and is responsible for the administrative, accounting, and tax functions of the Company. TA receives a management fee for providing these services, which may not be commensurate with the cost of these services were the Company to perform these internally or obtain them from an unrelated third party. The Company paid management fees to TA in the amount of $1,562, $1,540 and $1,055 for the years ended December 31, 2018, 2017 and 2016, respectively, which fees are included in operating expenses in the accompanying consolidated statements of income and comprehensive income. In August 2016, the Company amended the Operating Agreement to include, among other things, construction of a QSR by TA on the property of an existing travel center. The Company has agreed to pay TA a construction management fee equal to 2% of hard costs of the construction of the QSR. TA opened the QSR on February 13, 2017. In November 2016, the Company further amended the Operating Agreement to, among other things, (a) increase the annual management fee to $1,300 effective January 1, 2017, with annual increases equal to the lesser of (i) the increase in the Customer Price Index, or (ii) 2.5% and (b) include any additional new builds or significant renovation projects in the construction management fee. In addition to management services and staffing provided by TA, the Operating Agreement grants the Company the right to use all of TA's names, trade names, trademarks and logos to the extent required in the operation of the Company's travel centers and convenience stores.
The employees operating the Company's travel centers, convenience stores and standalone restaurant are TA employees. In addition to the management fees described above, the Company reimbursed TA for wages and benefits related to these employees that aggregated $10,198, $10,356 and $9,663 for the years ended December 31, 2018, 2017 and 2016, respectively. These reimbursements were recorded in operating expenses in the accompanying consolidated statements of income and comprehensive income.

PETRO TRAVEL PLAZA HOLDINGS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2017 AND 2016
(in thousands)

(8)	Contingencies
The Company is involved from time to time in various legal and administrative proceedings, including tax audits, and threatened legal and administrative proceedings incidental to the ordinary course of business, none of which is expected, individually or in the aggregate, to have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.
The Company's operations and properties are subject to extensive federal and state legislation, regulations, and requirements relating to environmental matters. The Company uses underground storage tanks ("USTs") to store petroleum products and motor oil. Statutory and regulatory requirements for UST systems include requirements for tank construction, integrity testing, leak detection and monitoring, overfill and spill control and mandate corrective action in case of a release from a UST into the environment. The Company is also subject to regulation relating to vapor recovery and discharges into the water. Management believes that the Company's USTs are currently in compliance in all material respects with applicable environmental legislation, regulations and requirements.
Accruals for environmental matters are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. From time to time the Company has received, and in the future likely will receive, notices of alleged violations of environmental laws or otherwise has become or will become aware of the need to undertake corrective actions to comply with environmental laws at its properties. Investigatory and remedial actions were, and regularly are, undertaken with respect to releases of hazardous substances. The Company had an accrual for environmental matters of $21 and $15, at December 31, 2018 and 2017, respectively, which was presented in the Company's consolidated balance sheets in accrued expenses and other current liabilities. Accruals are periodically evaluated and updated as information regarding the nature of the clean up work is obtained. In light of the Company's business and the quantity of petroleum products that it handles, there can be no assurance that currently unidentified hazardous substance contamination does not exist or that liability will not be imposed in the future in materially different amounts than those the Company has recorded. See Note 1 for a discussion of its accounting policies relating to environmental matters.